

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 1, 2016

Paul Averback
President and Chief Executive Officer
Nymox Pharmaceutical Corporation
Bay & Deveaux Streets, Second Floor
Nassau, The Bahamas

> **Re:** **Nymox Pharmaceutical Corporation**
> **Form 20-F**
> **Filed March 31, 2016**
> **File No. 001-12033**

Dear Dr. Averback:

We issued a comment to you on the above captioned filing on September 21, 2016. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by November 16, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance